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    As filed with the Securities and Exchange Commission on October 22, 1997
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  ------------


                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT


                      (Pursuant to Section 13(e)(I) of the
                        Securities Exchange Act of 1934)


                               (Amendment No. 1)


                            Sierra Prime Income Fund
                                (Name of Issuer)


                            Sierra Prime Income Fund
                      (Name of Person(s) Filing Statement)


         Class A Common Shares of Beneficial Interest with no par value
                         (Title of Class of Securities)


                                   826461-105
                     (CUSIP Number of Class of Securities)

                     Keith B. Pipes
                     Executive Vice President, Treasurer and Secretary Sierra Prime Income Fund
                     9301 Corbin Avenue, Suite 333
                     Northridge, CA 91324
                     (818) 725-0200

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                   Copies to:


                             Richard W. Grant, Esq.
                             Jeffrey P. Burns, Esq.
                             Morgan, Lewis & Bockius LLP
                             2000 One Logan Square
                             Philadelphia, PA 19103
                             215-963-5000


                               September 10, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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        This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule
13E-4 of the Sierra Prime Income Fund ("the Fund"), relating to an offer to purchase (the "Offer") 167,957 of the Fund's Class A Common Shares (the "Class A Shares") and originally filed with the Securities and Exchange Commission ("Commission" or "SEC") on September 10, 1997, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 and General Instruction D of Schedule 13e-4.

        The Offer terminated at 6:00 P.M. (Pacific Standard Time) on October 10, 1997 (the "Expiration Date"). Pursuant to the Offer, 44,395.653 shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $10.00 per share, for an aggregate purchase price of $443,956.53.
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                                   SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            SIERRA PRIME INCOME FUND

October 22, 1997            /s/ Keith B. Pipes
                            -------------------------------------------------
                            Keith B. Pipes
                            Executive Vice President, Treasurer and Secretary